UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102
(CUSIP Number)

ILJIN Life Science Co., Ltd.

(Dohwa-dong), 45 Mapo-daero, Mapo-gu

Seoul, Korea 121-716

+82-2-707-9742

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 05156V102	Page 2 of 10 Pages

1.	Name of reporting person ILJIN Life Science Co., Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization South Korea

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,732,139*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,732,139*

11.	Aggregate amount beneficially owned by each reporting person 4,732,139*
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.23%**
14.	Type of reporting person CO

*	Consists of: (i) 4,253,273 common shares (“Common Shares”) of Aurinia Pharmaceuticals Inc. (the “Issuer”) held by ILJIN Life Science Co., Ltd. (“ILJIN Life Science”); and (ii) 478,866 Common Shares issuable to ILJIN Life Science upon the exercise of outstanding warrants that are exercisable within 60 days.

**	Based on: (i) 32,287,419 Common Shares issued and outstanding as of June 3, 2016, as reported to the Reporting Persons by the Issuer, plus (ii) 3,000,000 Common Shares issued by the Issuer in a private placement completed on June 22, 2016, plus (iii) 478,866 Common Shares underlying warrants held by ILJIN Life Science that are exercisable within 60 days, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN Life Science pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 3 of 10 Pages

1.	Name of reporting person ILJIN SNT Co., Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization South Korea

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,020,274*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,020,274*

11.	Aggregate amount beneficially owned by each reporting person 7,020,274*
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.31%**
14.	Type of reporting person CO

*	Consists of: (i) 1,694,915 Common Shares of the Issuer held by ILJIN SNT Co., Ltd. (f/k/a Cheoin Leisure Co., Ltd.) (“ILJIN SNT”); (ii) 593,220 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days; (iii) 4,253,273 Common Shares of the Issuer held by ILJIN Life Science; and (iv) 478,866 Common Shares issuable to ILJIN Life Science upon the exercise of outstanding warrants that are exercisable within 60 days.

**	Based on: (i) 32,287,419 Common Shares issued and outstanding as of June 3, 2016, as reported to the Reporting Persons by the Issuer, plus (ii) 3,000,000 Common Shares issued by the Issuer in a private placement completed on June 22, 2016, plus (iii) 593,220 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days, plus (iv) 478,866 Common Shares underlying warrants held by ILJIN Life Science that are exercisable within 60 days, of which (iii) and (iv) are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 4 of 10 Pages

1.	Name of reporting person Chin Kyu Huh
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization South Korea

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,020,274*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,020,274 *

11.	Aggregate amount beneficially owned by each reporting person 7,020,274*
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.31%**
14.	Type of reporting person IN

*	Consists of: (i) 4,253,273 Common Shares of the Issuer held by ILJIN Life Science; (ii) 478,866 Common Shares issuable to ILJIN Life Science upon the exercise of outstanding warrants that are exercisable within 60 days; (iii) 1,694,915 Common Shares of the Issuer held by ILJIN SNT; and (iv) 593,220 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days.

**	Based on: (i) 32,287,419 Common Shares issued and outstanding as of June 3, 2016, as reported to the Reporting Persons by the Issuer, plus (ii) 3,000,000 Common Shares issued by the Issuer in a private placement completed on June 22, 2016, plus (iii) 593,220 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days, plus (iv) 478,866 Common Shares underlying warrants held by ILJIN Life Science that are exercisable within 60 days, of which (iii) and (iv) are treated as issued and outstanding only for the purpose of computing the percentage ownership of Mr. Huh pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 5 of 10 Pages

ITEM 1.	SECURITIES AND ISSUER.

This Schedule 13D relates to the common shares, no par value (the “Common Shares”), of Aurinia Pharmaceuticals Inc. (the “Issuer”). The principal executive offices of the Issuer are located at C#1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) – (b)

Pursuant to Rule 13d-1 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under Section 13 of the Act, this statement is being filed by:

(i) ILJIN Life Science Co., Ltd. (“ILJIN Life Science”);

(ii) ILJIN SNT Co., Ltd. (f/k/a Cheoin Leisure Co., Ltd.) (“ILJIN SNT”); and

(iii) Chin Kyu Huh.

ILJIN Life Science, ILJIN SNT and Mr. Huh are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

The Common Shares that may be deemed to be beneficially owned by each Reporting Person are set forth on Line 11 of such Reporting Person’s cover sheet and in Item 5 below. ILJIN SNT is the owner of 73% of the issued and outstanding common shares of ILJIN Life Science. Mr. Huh is the indirect owner of 100% of the issued and outstanding common shares of ILJIN SNT. Mr. Huh is the Chief Executive Officer and a director of ILJIN Life Science. Mr. Huh is responsible for voting and dispositive decisions of ILJIN Life Science and ILJIN SNT. Accordingly, Mr. Huh may be deemed to have investment and voting control over the Common Shares held by ILJIN Life Science and ILJIN SNT.

The principal business address of each of the Reporting Persons is (Dohwa-dong), 45 Mapo-daero, Mapo-gu, Seoul, South Korea.

(c)

ILJIN Life Science is principally engaged in the clinical and commercial development of pharmaceutical products. ILJIN SNT is principally engaged in the research and development of technology.

Mr. Huh is the Chief Executive Officer and a director of ILJIN Life Science and the indirect owner of 100% of the issued and outstanding common shares of ILJIN SNT. Mr. Huh is responsible for voting and dispositive decisions of ILJIN Life Science and ILJIN SNT.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of ILJIN Life Science and ILJIN SNT are set forth in Schedule A attached hereto.

(d) – (e)	During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of ILJIN Life Science and ILJIN SNT is a private limited company organized under laws of South Korea. Mr. Huh is a South Korean citizen.

CUSIP No. 05156V102	Page 6 of 10 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a subscription agreement between the Issuer and ILJIN SNT, dated June 14, 2016 (the “Subscription Agreement”), ILJIN SNT acquired 1,694,915 units (the “Units”) of the Issuer by means of a private placement (the “Private Placement”) that closed on June 22, 2016. Each Unit comprises one Common Share in the capital of the Issuer and 0.35 of a Common Share purchase warrant (each whole such warrant, a “Warrant”), each such Warrant entitling the holder to purchase one Common Share. The 593,220 Warrants held by ILJIN SNT are each exercisable for one Common Share at an exercise price of US$2.77 per Common Share, at any time on or prior to June 22, 2018. The purchase price was US$2.36 per Unit for an aggregate amount of US$3,999,999.40. 333,333 Warrants held by ILJIN Life Science are each exercisable for one Common Share at an exercise price of US$2.50 per Common Share, at any time on or prior to September 20, 2016. 145,533 Warrants held by ILJIN Life Science are each exercisable for one Common Share at an exercise price of US$3.22 per Common Share, at any time on or prior to February 14, 2019. The source used to make such purchases was funds available to ILJIN SNT from cash on hand. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any Units or Warrants discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Common Shares and Warrants of the Issuer for investment purposes. The Reporting Persons intend to review their investment in the Issuer from time to time and, depending upon market conditions and other factors that they may deem material in making an investment decision, the Reporting Persons may purchase Common Shares or Warrants of the Issuer in open market or private transactions, sell all or any portion of the Common Shares or Warrants currently owned or hereafter acquired by them, either in open market or private transactions, or take other steps to increase or decrease or hedge their investment in the Issuer. The Reporting Persons may also engage in communications from time to time with management and the board of directors of the Issuer or engage in discussions with other shareholders of the issuer.

Mr. Hyuek Joon Lee, the director of New Business Development of ILJIN Group, is a member of the board of directors of the Issuer. ILJIN SNT is party to a registration rights agreement with the Issuer, dated June 22, 2016, pursuant to which the Issuer has agreed to file a prospectus supplement under its registration statement on Form F-10 with respect to resales, from time to time, of Common Shares and Warrants owned by ILJIN SNT.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of Act, or (j) any actions similar to any of those enumerated above.

CUSIP No. 05156V102	Page 7 of 10 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b)

The aggregate number of Common Shares beneficially owned by ILJIN Life Science as of the date hereof is 4,732,139. This consists of: (i) 4,253,273 Common Shares of the Issuer held by ILJIN Life Science and (ii) 478,866 Common Shares issuable to ILJIN Life Science upon the exercise of outstanding Warrants that are exercisable within 60 days.

The aggregate number of Common Shares beneficially owned by ILJIN SNT as of the date hereof is 7,020,274. This consists of: (i) 1,694,915 Common Shares of the Issuer held by ILJIN SNT; (ii) 593,220 Common Shares issuable to ILJIN SNT upon the exercise of outstanding Warrants that are exercisable within 60 days; (iii) 4,253,273 Common Shares of the Issuer held by ILJIN Life Science; and (iv) 478,866 Common Shares issuable to ILJIN Life Science upon the exercise of outstanding Warrants that are exercisable within 60 days. ILJIN SNT may be deemed to have voting and dispositive power and, therefore, beneficial ownership, over the Common Shares and Warrants held by ILJIN Life Science by virtue of its ownership of 73% of the common shares of ILJIN Life Science.

The aggregate number of Common Shares beneficially owned by Mr. Huh as of the date hereof is 7,020,274. This consists of: (i) 1,694,915 Common Shares of the Issuer held by ILJIN SNT; (ii) 593,220 Common Shares issuable to ILJIN SNT upon the exercise of outstanding Warrants that are exercisable within 60 days; (iii) 4,253,273 Common Shares of the Issuer held by ILJIN Life Science; and (iv) 478,866 Common Shares issuable to ILJIN Life Science upon the exercise of outstanding Warrants that are exercisable within 60 days. ILJIN SNT is the owner of 73% the issued and outstanding common shares of ILJIN Life Science. Mr. Huh is the indirect owner of 100% of the issued and outstanding common shares of ILJIN SNT. Mr. Huh is the Chief Executive Officer and a director of ILJIN Life Science. Mr. Huh is responsible for voting and dispositive decisions of ILJIN Life Science and ILJIN SNT. Accordingly, Mr. Huh may be deemed to have investment and voting control over the Common Shares and Warrants held by ILJIN Life Science and ILJIN SNT. Mr. Huh does not directly own any Common Shares or Warrants of the Issuer.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on (i) 32,287,419 Common Shares issued and outstanding as of June 3, 2016, as reported to the Reporting Persons by the Issuer, plus (ii) 3,000,000 Common Shares issued by the Issuer in a private placement completed on June 22, 2016, plus (iii) the number of Common Shares issuable to each Reporting Person upon the exercise of outstanding Warrants that are exercisable within 60 days.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Common Shares or has the right to acquire any Common Shares or Warrants.

(c)	The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than pursuant to the Subscription Agreement, the Reporting Persons have not effected any transactions in the Common Shares or Warrants during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares or Warrants beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 05156V102	Page 8 of 10 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

ILJIN SNT is party to a registration rights agreement among the Issuer, ILJIN SNT and other shareholders, dated June 22, 2016 (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to file a prospectus supplement under its registration statement on Form F-10 with respect to resales, from time to time, of Common Shares and Warrants owned by ILJIN SNT.

As described in Item 3 above, ILJIN SNT is party to a Subscription Agreement, dated June 14, 2016, pursuant to which ILJIN SNT agreed to purchase Units and Warrants at a purchase price of US$2.36 per Unit for an aggregate amount of US$3,999,999.40. The purchase closed on June 22, 2016. The Warrants held by ILJIN SNT are each exercisable for one Common Share at an exercise price of US$2.77 per Common Share, at any time on or prior to June 22, 2018.

Other than the Joint Filing Agreement, Registration Rights Agreement, and the Subscription Agreement the Reporting Persons have no contracts, arrangements, understandings or relationship with any persons with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
1.	Joint Filing Agreement, dated as of July 5th, 2016

CUSIP No. 05156V102	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 5th, 2016

/s/ Chin Kyu Huh
Chin Kyu Huh

ILJIN LIFE SCIENCE CO., LTD.

By:	/s/ Chin Kyu Huh
Name: Chin Kyu Huh
Title: Chief Executive Officer

ILJIN SNT CO., LTD.

By:	/s/ Gyu Oan Choi
Name: Gyu Oan Choi
Title: Chief Executive Officer

CUSIP No. 05156V102	Page 10 of 10 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each executive officer and director of the Reporting Persons.

Name	Reporting Person	Citizenship	Principal Occupation	Business Address

Chin Kyu Huh	ILJIN Life Science Co., Ltd.	South Korean	Chief Executive Officer, Director	(Dohwa-dong), 45 Mapo-daero, Mapo-gu, Seoul, South Korea

Hee Won Jung	ILJIN Life Science Co., Ltd.	South Korean	Director	(Dohwa-dong), 45 Mapo-daero, Mapo-gu, Seoul, South Korea

Shin Il Lee	ILJIN Life Science Co., Ltd.	South Korean	Director	(Dohwa-dong), 45 Mapo-daero, Mapo-gu, Seoul, South Korea

Gyu Oan Choi	ILJIN SNT Co., Ltd.	South Korean	Chief Executive Officer, Director	(Dohwa-dong), 45 Mapo-daero, Mapo-gu, Seoul, South Korea

Yoon Dong Kim	ILJIN SNT Co., Ltd.	South Korean	Director	(Dohwa-dong), 45 Mapo-daero, Mapo-gu, Seoul, South Korea

Daniel Park	ILJIN SNT Co., Ltd.	South Korean	Director	(Dohwa-dong), 45 Mapo-daero, Mapo-gu, Seoul, South Korea